SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy International Holdings LTD
20 Greenway Plaza
Houston, Texas 77046

This certificate is notice that Entergy International Holdings LTD, a Delaware corporation ("EIHL"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:

Promissory note (the "Note") issued by EIHL, formerly Entergy International Holdings LTD LLC, pursuant to the terms of the December 11, 2000 Credit Agreement ("Agreement") as amended, between EIHL and Entergy Asset Management, Inc. ("EAM"), successor to EWO Holdings, LLC, successor to EWO Holdings, Inc.

2.	Issue, renewal or guaranty: Renewal.
3.	Principal amount of the security: Not to exceed $8,000,000 at any time outstanding.
4.

Rate of interest per annum of each security:

EAM's effective cost of capital, as defined under Rule 52(b) under the Public Utility Holding Company Act of 1935, as determined from time to time by EAM and notified to EIHL, in each case, computed on the basis of a 365-day year for the actual number of days (including the first day, but excluding the last) occurring in the period such interest is payable.

5.	Date of issue, renewal or guaranty of each security: March 1, 2005.
6.	If renewal of security, give date of original issue: December 11, 2000.
7.

Date of maturity of each security: Each advance shall mature at such time as provided in the Agreement or the promissory note, but in any event not later than March 1, 2007 ("Maturity Date"). The Maturity Date prior to amendment of the Credit Agreement was March 1, 2005.

8.	Name of the person to whom each security was issued, renewed or guaranteed: Entergy Asset Management, Inc., successor to EWO Holdings, LLC, successor to EWO Holdings, Inc.
9.	Collateral given with each security, if any: None
10.	Consideration received for each security: The full principal amount of each advance.
11.

Application of proceeds of each security:

To be used by EIHL for any lawful business purposes, including to meet its expenses, or to make loans, equity investments or distributions to affiliated businesses.

12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6 (a) because of:

a. the provisions contained in the first sentence of
    Section 6 (b):

b. the provisions contained in the fourth sentence
    of Section 6 (b):

c. the provisions contained in any rule of the
   Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6 (a) by virtue of the first sentence of Section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6 (a) because of the fourth sentence of Section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6 (a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

Rule 52(b).

ENTERGY INTERNATIONAL HOLDINGS LTD BY: /s/ Steven C. McNeal_____
Steven C. McNeal Vice President and Treasurer

Date: March 10, 2005